**Exhibit 99.8**

**Schedule I**

The following table sets forth all transactions in the shares of Common Stock effected by MSI in the open market between January 15, 2026 and February 6, 2026. The Reporting Persons undertake to provide to the Issuer, any securityholder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth herein.

| Date | Number of Shares of Common Stock Purchased | Weighted Average Purchase Price Per Share | Price Range |
|---|---|---|---|
| 1/15/2026 | 235000 | $68.8987 | $68.31—$69.775 |
| 1/16/2026 | 300,000 | $68.1786 | $67.68—$69.055 |
| 1/20/2026 | 310,000 | $67.7980 | $67.00—$68.2013 |
| 1/21/2026 | 320,000 | $67.4833 | $66.5523—$68.13 |
| 1/22/2026 | 330,000 | $67.4505 | $67.09—$67.66 |
| 1/23/2026 | 368,000 | $66.9560 | $66.5195—$67.9353 |
| 1/26/2026 | 370,000 | $67.0663 | $66.45—$68.19 |
| 1/27/2026 | 350,000 | $67.4225 | $65.77—$69.37 |
| 1/28/2026 | 308,931 | $67.6050 | $66.87—$68.015 |
| 1/29/2026 | 290,000 | $68.1274 | $67.43—$69.015 |
| 1/30/2026 | 195,000 | $68.3611 | $67.83—$68.645 |
| 2/2/2026 | 250,221 | $67.7459 | $67.43—$68.7067 |
| 2/3/2026 | 40,000 | $68.6351 | $68.0009—$69.37 |
| 2/4/2026 | 25,000 | $70.2023 | $69.4645—$70.63 |
| 2/5/2026 | 20,000 | $71.1014 | $70.4471—$71.60 |
| 2/6/2026 | 20,000 | $70.6612 | $70.1381—$71.8345 |